FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934


                           For the month of June, 2001
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F  [ X ]    Form 40 - F  [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes [   ]      No   [ X ]



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This Form 6-K consists of:

A press release issued by Vasogen Inc. on June 28, 2001, entitled: "Vasogen Comments on Recent Analyst Report."


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VASOGEN INC.


                                          By     /s/ Christopher Waddick
                                                 ------------------------------
                                         (Name:  Christopher Waddick)
                                         (Title: Vice-President, Finance & CFO)

Date: June 28, 2001